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SE̶SECURITIES
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Sectio̶n

MAR 0 2 2021

Washington DC
416



21001735

ANNUAL AUDITED ʀᴇᴘᴏʀᴛ
FORM X-17A-5
PART III

SEC FILE NUMBER

8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnergyNet.com, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

7201 I-40 West, Suite 319
(No. and Street)

Amarillo   Texas   79106
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russsell Artho   (806) 351-2953
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson & Sheldon, PLLC
(Name – if individual, state last, first, middle name)

500 S Taylor St, Suite 200   Amarillo   Texas   79106
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Russell Artho _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

EnergyNet.com, LLC _____ , as

of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

                                                        _____
                                                              Signature

                                                        Controller
                                                        _____
                                                              Title

_____
        Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENERGYNET.COM, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED
December 31, 2020

ENERGYNET.COM, LLC

TABLE OF CONTENTS

December 31, 2020



JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Managers of EnergyNet.com, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of **EnergyNet.com, LLC** (the Company) as of December 31, 2020, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of EnergyNet.com, LLC's financial statements. The Supplemental Information is the responsibility of EnergyNet.com, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Johnson & Sheldon, PLLC

We have served as the Company's auditor since 2013.

Johnson & Sheldon, PLLC
Amarillo, Texas
February 24, 2021

---

500 S. Taylor, Suite 200
P.O. Box 509
Amarillo, TX 79105-0509
Phone 806 / 371-7661

119 E. 4th St.
Hereford, TX 79045
Phone 806 / 364-4686

420 Florida St.
Pampa, TX 79065
Phone 806 / 665-8429

An independently owned member
RSM US Alliance



FINANCIAL STATEMENTS

ENERGYNET.COM, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

		2020
Assets		
Current Assets:		
Cash	$	799,588
Commissions receivable		387,812
Total Assets	$	1,187,400
Liabilities and Member's Equity		
Current Liabilities:		
Accrued liabilities	$	199,619
Facility services fees payable - affiliate		115,000
Total Liabilities		314,619
Commitments and Contingencies (Note 3)		
Member's Equity		
Total Member's Equity		872,781
Total Liabilities and Member's Equity	$	1,187,400

ENERGYNET.COM, LLC

STATEMENT OF INCOME
Year Ended December 31, 2020

		2020
Revenues:		
Commissions - auction sales	$	2,805,920
Commissions - negotiated sales and sealed bids		3,020,889
PPP loan forgiveness		185,000
Interest income		7,768
Total Revenues		6,019,577
Expenses:		
General and administrative expenses		1,202,581
Facilities service fees - affiliate		2,133,500
Sales commissions		704,013
Total Expenses		4,040,094
Income before Provision for Income Taxes		1,979,483
Provision for Income Taxes		-
Net Income	$	1,979,483

ENERGYNET.COM, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2020

	Total Member's Equity
Balance, January 1, 2020	$ 2,653,298
Net income	1,979,483
Distributions	(3,760,000)
Balance, December 31, 2020	$ 872,781

ENERGYNET.COM, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

		2020
Cash Flows from Operating Activities:		
Net Income	$	1,979,483
Adjustments to reconcile net income to net cash provided by operating activities:		
PPP loan forgiveness		(185,000)
Decrease (increase) in operating assets:		
Commissions receivable		161,108
Other receivable related party		275,000
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities		(27,220)
Facilities services fees payable - affiliate		(227,500)
Net Cash Provided by Operating Activities		1,975,871
Cash Flows from Financing Activities		
Distributions paid		(3,760,000)
PPP loan		185,000
Net Cash Used for Financing Activities		(3,575,000)
Net Change in Cash		(1,599,129)
Cash at Beginning of Year		2,398,717
Cash at End of Year	$	799,588
Supplemental Disclosures		
Income Taxes Paid	$	-
Interest Paid	$	-
Non-Cash Financing Supplemental Disclosures		
PPP loan forgiveness	$	(185,000)

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EnergyNet.com, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation
EnergyNet.com, LLC is a Texas Limited Liability Company, headquartered in Amarillo, Texas. The Company is a broker registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in facilitating the sales of operated and non-operated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through either an Internet based live auction, sealed bid or negotiated sales process.

EnergyNet.com, LLC is a wholly-owned subsidiary of ENET Holdings, LLC. ENET Holdings, LLC also wholly-owns EnergyNet Services, LLC, which operates the online auctions, sealed bid and negotiated sales processes and performs all back-office duties of the auction process. EnergyNet.com, LLC has a Facilities Services Agreement with EnergyNet Services, LLC to provide all business services except for the employment of licensed securities broker employees.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with initial maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash. At December 31, 2020, the Company did not have any cash equivalents.

Revenue Recognition
The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Online auction revenues are recognized at the expiration of the auction to the buyer with the highest bid that meets any seller's minimum reserve sales price or accepted by the seller. Sealed bid and negotiated sale revenues are recognized at the time and date when the buyer and seller agree to a purchase price and terms. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site or other auction processes.

ENERGYNET.COM, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company complies with ASU 2014-09 (ASC 606) *Revenue from Contracts with Customers*. ASC 606 requires the Company to 1) identify the contract with the customer, 2) identify the performance obligations in the contract, 3) determine the contract price, 4) allocate the transaction price, and 5) recognize revenue when or as performance obligations are satisfied. See Note 5 for further disclosure of revenue recognition.

Income Taxes
As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Based on management's analysis, the Company did not have any material uncertain tax positions as of December 31, 2020. The Company is subject to income taxes in the U.S. federal jurisdiction and the state of Texas. There are currently no income tax examinations underway for these jurisdictions.

The Company's income taxes are subject to examination by the relevant taxing authorities as follows: U.S. Federal income tax returns for the years 2016 and forward; Texas margin tax returns for tax years 2015 and forward.

Comprehensive Income
The Company had no elements of comprehensive income other than net income for the year ended December 31, 2020.

Subsequent Events
The Company has evaluated subsequent events through February 24, 2021, the date the financial statements were available to be issued. See Note 9 for subsequent events.

ENERGYNET.COM, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The new guidance had no effect on the Company's current year's financial statements.

NOTE 2 - RECEIVABLES

Commissions receivable represent amounts due from EnergyNet Services, LLC, from closings of online auctions, sealed bid and/or negotiated sale transactions. Management individually reviews all delinquent commission receivable balances. All commissions receivable outstanding at December 31, 2020 were deemed to be collectible under normal terms.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Litigation
The Company may from time to time be involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.

NOTE 4 - NET CAPITAL REQUIREMENTS

EnergyNet.com, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, EnergyNet.com, LLC had net capital of $872,781, which was $851,806 in excess of its required net capital of $20,975, and aggregate indebtedness amounted to 36.05% of net capital. Therefore, management believes the Company was in compliance with its minimum net capital requirements and its related net capital ratio.

ENERGYNET.COM, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 4 - NET CAPITAL REQUIREMENTS (continued)

The Company carries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. EnergyNet.com, LLC handles no customer securities or accounts, and accordingly, is not subject to the requirements under SEC Rule 15c3-3, pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

Since its corporate reorganization on September 1, 2014, the Company's Membership Agreement with FINRA reflects the Company's minimum net capital requirement of $5,000. The Company's Membership Agreement with FINRA also reflects the Company may engage only as a "Broker selling oil and gas interests".

NOTE 5 - REVENUE RECOGNITION

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Closing is determined to have occurred: 1) for commercial auction sales and State and Federal auctions, at the expiration of the auction where the high-bid meets all minimum reserves, 2) for negotiated sales and sealed bids at the time and date when the buyer and seller agree to a purchase price and all terms. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site. Due to the nature of the service provided by the Company, management has determined that the revenue recognition has a single performance obligation with performance taking place at the time of the successful close of the auction, and the transaction price being determined at the same time based on the agreed upon commission rate. Payment from the buyer for the auction proceeds, including seller commissions, is generally due within two business days of the closing date.

Due to the final transaction price being determined at the same time as of the close of the auction, all commission revenues are recognized and recorded at a single point in time at the successful close of the auction.

During 2020, the Company recognized revenue for the forgiveness of PPP loan proceeds from the Small Business Association (SBA) Paycheck Protection Program (PPP) under International Accounting Standards (IAS) 20 *Accounting for Government Grants and Disclosure of Government Grant Assistance.* Management of the Company believes that all conditions have been met and that the PPP loan will be forgiven and therefore has analogized to IAS 20 to account for the PPP Loan proceeds in substance as a grant that is expected to be forgiven.

10

NOTE 6 - CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2020, no single seller amounted to 10% or more of total commission revenue.

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash, commissions receivable and payables with affiliate.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 2020 EnergyNet.com, LLC paid distributions of $3,760,000 to ENET Holdings, LLC.

EnergyNet.com, LLC paid $2,133,500 of facility service fees to its affiliate company EnergyNet Services, LLC during 2020 for the operations of the website for online auction, sealed bids and negotiated sales process. Facility service fees paid are based on a written facilities and service agreement between the two companies for such services, and are determined on established rates per type and size of lots sold by the Company, on a monthly basis. As of December 31, 2020 the Company owed EnergyNet Services, LLC $115,000 facility service fees payable.

NOTE 8 - CORONAVIRUS PANDEMIC

The COVID-19 pandemic, whose effects first became known in January 2020, is having a broad and negative impact on commerce and financial markets around the world. The United States and global markets experienced significant declines in value resulting from uncertainty caused by the pandemic. Management of the Company is closely monitoring its operations and its liquidity and is actively working to minimize the impact of these declines. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impacts on the Company's customers, employees, and the oil and gas industry as a whole, all of which at present, cannot be determined. Accordingly, the extent to which COVID-19 may impact the Company's financial position and changes in net assets and cash flows is uncertain and the accompanying financial statements include no adjustments relating to the effects of this pandemic.

On April 10, 2020, ENET Holdings, LLC received loan proceeds in the amount of $907,600 under the Small Business Association's Paycheck Protection Program. Established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), the PPP provides for loans to qualifying businesses in amounts up to 2.5 times the business's average monthly payroll expenses. PPP loans and accrued interest are forgivable after a "covered period" (eight or 24 weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries during the covered period. Any unforgiven portion of a PPP loan is payable over two or five years at an interest rate of 1%, with a deferral of payments for 10 months after then end of the covered period.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 8 - CORONAVIRUS PANDEMIC (continued)

The Company received cash proceeds of $185,000 from ENET Holdings, LLC based on management's allocated share of eligible payroll related expenses attributable to the Company. As of December 31, 2020, the Company had not yet received notice of loan forgiveness from the Small Business Administration (SBA). However, management believes the Company had met all the eligibility criteria and has concluded that the PPP loan represents, in substance, a grant that is expected to be forgiven. Thus, the loan forgiveness has been recognized in income during 2020, under IAS 20.

NOTE 9 - SUBSEQUENT EVENTS

EnergyNet.com, LLC made a cash distribution up to ENET Holdings, LLC in February 2021 in the amount of $700,000. This distribution was part of the normal course of business and did not negatively affect the Company's Net Capital Position as a result of the distribution.

SUPPLEMENTAL INFORMATION

ENERGYNET.COM, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION OF NET CAPITAL HEREIN WITH THE INITIAL CORRESPONDING UNAUDITED FILING
December 31, 2020

		2020
Computation of Net Capital:		
Total stockholders' equity	$	872,781
Deduct stockholders' equity not allowable for net capital		-
		872,781
Deduct:		
Nonallowable assets:		
Haircuts on securities:		
Money market funds		-
Total deductions		-
Net capital	$	872,781
Computation of aggregate indebtedness:		
Items included in the statement of financial condition:		
Accrued liabilities	$	199,619
Facilities services fees payable - affiliate		115,000
Income taxes payable		-
Total aggregate indebtedness	$	314,619
Percentage of aggregate indebtness to net capital		36.05%
Computation of basis net capital requirement		
Minimum dollar net capital requires at 6 2/3 percent	$	20,975
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above amounts)	$	20,975
Excess Net Capital	$	851,806
Reconciliation with Company's computation		
Net capital, as reported in the Company's Part II (unaudited Focus report)	$	872,781
Adjustments to estimated amounts recorded subsequent to filing the Company's unaudited Focus report		-
Net audit adjustments		-
Net capital per above	$	872,781

ENERGYNET.COM, LLC

SCHEDULE II – OTHER REQUIRED INFORMATION

DECEMBER 31, 2020

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claim of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.



JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
EnergyNet.com, LLC
Amarillo, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* **EnergyNet.com, LLC** identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which EnergyNet.com, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and *(b)* EnergyNet.com, LLC stated that EnergyNet.com, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020, without exception. EnergyNet.com, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EnergyNet.com, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Johnson & Sheldon, PLLC

Johnson & Sheldon, PLLC

Amarillo, Texas

February 24, 2021

500 S. Taylor, Suite 200
P.O. Box 509
Amarillo, TX 79105-0509
Phone 806 / 371-7661

119 E. 4th St.
Hereford, TX 79045
Phone 806 / 364-4686

420 Florida St.
Pampa, TX 79065
Phone 806 / 665-8429

An independently owned member
RSM US Alliance




EnergyNet.com, LLC's Exemption Report

EnergyNet.com, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period January 1, 2020 to December 31, 2020, without exception.

EnergyNet.com, LLC

I, Russell Artho, Controller, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Russell Artho
Controller
7201 I-40 West, Suite 319
Amarillo, TX 79106

February 24, 2021



JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Managers
EnergyNet.com, LLC
Amarillo, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by **EnergyNet.com, LLC** (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no amounts paid as reported on Form SIPC-7 and only overpayments applied of $1,389.00 on Line 2B., "Less payments made with SIPC-6 filed (exclude interest)", noting no differences.

2. Compared the Total Revenue amounts reported in the annual audited report Form X-17A-5 Part III for the year ended December 31, 2020, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed, noting that the Company included overpayments applied of $1,389.00 on Line 2B., "Less payment made with SIPC-6 filed (exclude interest), noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties

Johnson & Sheldon, PLLC

Johnson & Sheldon, PLLC
Amarillo, Texas

February 24, 2021

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500 S. Taylor, Suite 200
P.O. Box 509
Amarillo, TX 79105-0509
Phone 806 / 371-7661

119 E. 4th St.
Hereford, TX 79045
Phone 806 / 364-4686

420 Florida St.
Pampa, TX 79065
Phone 806 / 665-8429

An independently owned member
RSM US Alliance





JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

500 S. Taylor, Suite 200
P.O. Box 509
Amarillo, TX 79105-0509
Phone 806 / 371-7661

119 E. 4th St.
Hereford, TX 79045
Phone 806 / 364-4686

420 Florida St.
Pampa, TX 79065
Phone 806 / 665-8429

An independently owned member
RSM US Alliance



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
15*36*******2421*********************MIXED AADC 220
52109   FINRA   DEC
ENERGYNET. COM LLC
7201 W INTERSTATE 40 STE 319
AMARILLO, TX 79106-2634
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Russell Artho (806) 351-2953

2. A. General Assessment (item 2e from page 2) $ _____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_1,389_)

       Date Paid _____

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _– 0 –_

   G. **PAYMENT:** √ the box
     Check mailed to P.O. Box ❑   Funds Wired ❑   ACH ❑
     Total (must be same as F above) $ _– 0 –_

   H. Overpayment carried forward $(_1,389_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EnergyNet.com, LLC
(Name of Corporation, Partnership or other organization)

Russell Gutter
(Authorized Signature)

Controller
(Title)

Dated the _18th_ day of _January_, 20 _21_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,019,578

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Auction of Oil and Natural Gas Properties   6,019,578

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ – 0 –

2e. General Assessment @ .0015 $ – 0 –

(to page 1, line 2.A.)

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